UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

CONTINUATION OF ASSET DIVESTITURES

Paris, November 22, 2012._Since August 2012, Veolia Environnement has completed or signed several small and medium-sized asset divestitures pursuant to the implementation of the Company’s transformation plan.  Certain divestitures have already been completed, while others will be finalized later this year or early next year.  In total, these divestitures are expected to result in a reduction of net financial debt by around €350 million.

These divestitures include the sale of Ridgeline, a U.S. subsidiary specialized in wind power, to Atlantic Power, and the divestment of a portion of the Veolia Environmental Services operations in Switzerland, a waste-to-energy facility in Italy, as well as all Veolia Environmental Services operations in Estonia and Lithuania, and Dalkia operations in Switzerland and Estonia.

These divestitures are in addition to the €3 billion previously achieved by the divestitures of U.K. regulated Water activities in the United Kingdom and the U.S. Solid Waste business in the United States.

Given these achievements and the progress of other undertaken asset divestitures, Veolia Environnement confirms the company’s objective of divesting €5 billion in assets for the 2012-2013 period.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011.
www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Important disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23
US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 22, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer